UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 06 May 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the Company")

APPOINTMENT OF DIRECTOR

The Board of Harmony Gold Mining Company Limited ("Harmony") is pleased to announce the appointment of Karabo Nondumo as Director of the Company, effective 3 May 2013.

Karabo is a qualified Chartered Accountant. She joined Shanduka Group in 2004 where she held various positions, including Investment Principal of Shanduka Resources and serving on various boards on behalf of Shanduka. She was the inaugural Chief Executive Officer of AWCA Investment Holdings Limited. She is a former Head of Division: Mergers and Acquisitions at Vodacom Group Ltd and is currently the Head of Division: Enterprise Business Unit at Vodacom South Africa.

Karabo will serve on the Board's Audit and Risk, as well as Remuneration committees.

Harmony Gold Mining Company Limited's Chairman, Patrice Motsepe said, "We are pleased to welcome Karabo to the Board of Harmony. She will make significant contributions to the development and growth of Harmony".

For more details contact:

Henrika Basterfield

Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

6 May 2013

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director